

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 26, 2008

Ms. Debroah A. Wensel
Sr. Vice President and Chief Financial Officer, Great Lakes Dredge & Docks Corp
2122 York Raod
Oak Brook, IL 60523

Re: **Great Lakes Dredge & Docks Corp.**
Form 10-K for the year ended December 31, 2007
File No. 1-33225

Dear Ms. Wensel:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief